AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

05011143

22 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 19 August 2005, Re: Dissolution of Subsidiary Company for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/13

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 19/08/2005 05:49:18 PM
Reference No AA-050819-5F2D7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF SUBSIDIARY COMPANY

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that the Company has on 18 August 2005 received a confirmation dated 16 August 2005 that Parkson's Investments Ltd ("PIL"), a company incorporated in the United Kingdom, and a wholly-owned subsidiary of the Company which is dormant, had been struck off the Guernsey Register of Limited Liability Companies and dissolved on 20 July 2005.

The dissolution of PIL does not have any material impact on the earnings and net tangible assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

19 AUG 2005